Andrew Chien

China Bull Management Inc.

665 Ellsworth Avenue

New Haven, CT 06511

Tel: 203-5628899

Fax: 866-5716313

VIA Edgar

January 12, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re: China Bull Management Inc. (the "Company")

Registration Statement of Form S-1/A

File Number: 333-178476

Attention: Lilyanna L. Peyser

Subject: Requesting acceleration of the effective date of S-1/A

Dear Sir or Madam:

In the attached revised references, we list both the old and revised paragraphs. In the revised paragraphs, the bold, italics and underlined words indicating there was some changes including deleting words between them.

Our company is requesting that the effective date of the registration statement S-1/A as amended, on January 20, 2012.

We understand that:

----- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it doesn’t foreclose the Commission from taking any action with respect to the filing;

----- the action of the Commission or the staff, acting pursuant to delegated authority, in the declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

----- our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will take our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as we are relate to the proposed public offering of the securities specified in the S1, as amended.

We will take all actions as specified in S-1, as amended, ITEM 17. Undertakings, as a public company.

Sincerely Yours,

/s/Andrew Chien

President

Responses to Comments Dated January 10, 2012

(Numbers are the same as associated sequence of comments)

General

1. Answer: Revised on Page 26

“The Board believes that the sale of about 102,500 shares to inside shareholders at $0.5 /share, not involving any public stock offering such as public solicits including advertisement, was exempted from the registration requirement due to Section 4(2) of the Securities Act of 1933, as amended. The offering initiated in March 2011, and finished on August 8, 2011 (share certificates not distributed yet). On February 14, 2011 we submitted a registration statement for a secondary offering, and withdrew on November 17, 2011 because that registration statement would cast doubt upon the validity of the exemption due to the distribution is clearly contemplated. Also, the registration of a secondary offering under such circumstances may call into question whether the offering is a genuine secondary. On December 13, 2011 we resubmitted this one.

The proceeds were deposited in the bank account, not in use yet because the offering has the policy that in case that this new application of S-1 is failure…”

2. Answer: page 20 revised to:

“The selling shareholders can sell our shares initially at a fixed price $1 per share until our shares are quoted on the OTC Bulletin Board (there is no guarantee the stock will be quoted in OTC Bulletin Board), and thereafter at prevailing market prices or privately negotiated prices.

…..

In the sale of the common stock, selling security holder must be made at the fixed price of $1 until a market develops for the stock, and the selling shareholders must comply with the requirements of the Securities Act and the Exchange Act. In particular, when any of the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, as that term is defined under the Securities Act of 1933 or the Exchange Act of 1934,..”

3. Answer: Yes. It is spin-off, and it created a small portion of shares of the new company because of reverse split. The relative cash amount is so small about $100 which we treated as dividend distribution. Accordingly, we deleted the sentence:

“And USChina Channel, Mr. Chien and other shareholders should not identified as underwriters under Section 2(a)(11) of the Securities Act because they satisfied the applicable conditions of the Rule 144 safe harbor and all shares offered are restricted.”

4. Answer: Page 20’s sentence deleted. Page 23 deleted “were issued pursuant to Rule 144 of the Securities Act”. Revised to:

“A total of 1,138,596 shares, except 125,760 shares registered here, of common stock were issued as "restricted securities". The shares can’t be publicly sold until Section 4(1) under the Securities Act, if available, for non-affiliates, or Rule 144(i)2 of the Securities Act being satisfied.”

Prospectus Summary, page 5

5. Answer: revised to:

“we are offering XBRL filing and other services such as maintenance of the state registration of the corporation etc., and enrolled two customers…”

6. Answer: revised, including P.27, to: “…consulting for new L-1 visa holders who wanted to get green card.”

Summary of Selected Financial Data, page 7

7. Answer: We added “private financing of $51,250 that may be required to return to investors if this registration statement will not be effective;” on both here and Page 35 liquidity.

8. Answer: “December 31,…” corrected; and revised to

“including computer system $2,933 which installed in our home-based office and operated By Andrew Chien to serve customers; …”

Risk Factors, page 7:

We commence operation recently and only have two customers..., page 7

9. Answer: Revised to: “At this time, we have two signed customers and one is our related party.”

Our company’s recent private financing will be invalid ...., page 13

10. Answer: Add the last sentence: “…if the registration statement will not be effective, which would hurt the economy of our company. Although we withdrew the first S-1 on November 17, 2011, the six shareholders verbally agreed to wait us to file this one without taking their rescission right.”

Selling Shareholders, page 16

11. Answer: From the stock transfer agency, “E*trade” was one account, one security holder. There is compliance with Item 507 of S-k. Also, E*trade has their legal rights to reject disclosing their customers holdings because its functions with customers in both agency and trustee relations. The issuer and transfer agency only can get a NOBO (Non-Objecting Beneficial Owners) list as shown in the s-1. I am trying to contact legal department of the stock transfer agency. If I can get something new, I will pass to you immediately.

Legal Proceedings, page 20

12. Answer: Changed to:

“No officer or director has been convicted of violating the securities laws or a felony, nor filed bankruptcy.”

Description of Business, page 24

13. Answer: Generally, we emphasis on one of the major services is for document preparation.

Page 5:

“And our company’s business plan is financial consulting, especially for preparing documentary services, to serve small China operated companies…”

Page 27:

•         to try doing more services in preparing financing document;

•         …

  to pay more attention to the companies quoted in the pink sheet which may need to file their financial statements in otcmarkets.com.

Our Strategy Page 27:

“…contacting for investors in both USA and China to invest in another emergency market such as Vietnam etc. Our service emphasis is to help preparing business plan document.”

Page 30. Deleted “through following means: organization change,

such as assets sale, or ownership change from one individual or one family to many shareholders owned.”

14. Answer: Added “In July 2011, Andrew Chien cancelled the business plan of China Bull Holding, and transferred all cash of $29,169.37 of China Bull Holding into a bank deposit for this company as additional paid-in capital without any issuance of our shares under his authorization of the service agreement.”

15. Answer: Removed “never commenced operation”.

Company History, page 24

16. Answer: Changed to “None of the activities of the Company or Mr. Chien require or will require:

•         the Company or Mr. Chien to register with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940 or

•         the Company or Mr. Chien to register with any U.S. state securities regulator as an investment adviser.

Revised “to try doing more services in help of preparing financing document.”

“contacting for investors in both USA and China to invest in another emergency markets such as Vietnam etc.” (p. 27)

Our Company’s Services and President Andrew Chien’s Operation Experience before December 31, 2010, page 26

17. Answer: Deleted.

Business Overview, page 29

18. Answer: Revised to: “we have only one director: Mr. Chien, who isn’t a registered invest adviser.”, and deleted “limited skill in the field of business services and marketing”.

Page 9, Risk Factor 7: “Also our Company does not provide legal advice, nor does it perform investment advisor services and we don’t have a registered investment adviser.”

Target Market, page 30

19. Answer: Revised to:

“We will conduct our business in accordance with all applicable laws and regulations of the cities, states and countries of which we are conducting business. Currently, we do not need any special license or regulatory approval in the US or China to conduct any of our services. We will strictly control our business practice, avoiding involving any areas in which any special license or regulatory approval may need, or contracting the special services to outside qualified persons or companies.”

Revenue Stream, page 32

20. Answer: Revised to:

“Our Company will realize revenue when we obtain customers, and charge those customers fees for our business services. We plan to charge our customers on an annual basis, per project, rather than by the hours. We will survey our competition and adjust our fees to be slightly lower than industry averages. However, there is no guarantee that we will obtain additional customers and earn additional revenues.”

Management’s Discussion and Analysis or Plan of Operations, page 33

Results of Operations for the Three Month and Nine Month Ended on September 30, 2011, page 34

21. Answer: In last sentence of Exhibit 10.08 we already marked:

Note: This contract was executed by China Bull Management Inc.

Results of Operations for the Fiscal Year Ended December 31, 2010 Page 35

22. Answer: Revised to:

“On December 31 2010, our assets were only $127 in cash held in a bank deposit, and our liabilities zero.”

Executive Compensation, page 39

23. Revised to:

“The commencement of such compensation to Mr. Chien will also be determined at the discretion of our board of directors (currently, Chien is the sole director).”

Item 16. Exhibits, page 74

Exhibit 5.01 – Opinion on Legality

24. Answer: new one filed.